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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 10-C

                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                         INTERDEALER QUOTATION SYSTEM

    Filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of
                   1934 and Rule 13a-17 or 5d-17 thereunder

                         AGOURON PHARMACEUTICALS, INC.
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                (Exact name of issuer as specified in charter)

           10350 N. Torrey Pines Road, Suite 100, La Jolla, CA 92037
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                   (Address of principal executive offices)

Issuer's telephone number, including area code   (619) 622-3000
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                  I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

    Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.  Title of securities   Common Stock without par value
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2.  Number of shares outstanding before the change   7,359,282
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3.  Number of shares outstanding after the change   10,359,282
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4.  Effective date of change   September 20, 1995
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5.  Method of change:

    Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

                                 Distribution
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    Give brief description of transaction   Public offering of 3,000,000 shares
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    of no par common stock under Form S-3 Registration Statement
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    (No. 33-61573). PaineWebber Incorporated and Robertson, Stephens & Company,
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    L.P. acted as representatives for the Underwriters.
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                         II.  CHANGE IN NAME OF ISSUER

1.  Name prior to change
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2.  Name after change
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3.  Effective date of charter amendment changing name
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4.  Date of shareholder approval of change, if required
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Date:   September 28, 1995              Steven S. Cowell
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                                        Steven S. Cowell
                                        Vice President, Finance and Chief
                                        Financial Officer